FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

January 19, 2021.

Item 3 News Release:

The press release attached as Schedule “A” was disseminated on January 19, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

January 20, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

January 19, 2021

HIVE Blockchain Continues Its Bitcoin Mining Momentum by Purchasing
6,400 Canaan Avalon Next Generation Miners to
Expand Its Capacity to 1,229 PH/s in 2021

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is excited to announce that it has achieved its previously announced 2021 ASIC capacity goal of 1,000 Petahash per second (PH/s) with the purchase of 6,400 Canaan AvalonMiner 1246 next generation miners with an aggregate operating hash power of 576 PH/s.

New Miners

With the addition of these 6,400 Canaan AvalonMiner 1246 Miners, HIVE’s aggregate operating hash rate from Bitcoin mining will increase to an estimated 1.229 Exahash per second (EH/s) or 1,229 PH/s by the end of 2021.

Based on the orders that have been placed, this new equipment is expected to be delivered in 8 tranches in 2021, with 500 miners delivered in May and June and 900 miners delivered each month in the remainder of calendar 2021 commencing with the July delivery.

These secured orders are the culmination of the assertive steps that HIVE has taken towards the vision to achieve an aggregate operating hash power of 1,000 PH/s by the end of calendar 2021. With these secured purchases the Company has achieved this monumental goal faster than planned. We are now focused on new opportunities to increase our Bitcoin mining capacity, with a new goal of 2,000 PH/s by the end of 2021.

As we have mentioned before, the COVID-19 pandemic continues to impact logistics and the supply of miners from Asia. Today’s announcement is part of our continuing strategy to increase our bitcoin mining capacity. HIVE intends to continue utilizing cash flow to make opportunistic investments in ASIC and GPU next generation mining equipment that can provide positive gross mining margins.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the purchase of 6,400 Canaan AvalonMiner 1246 Miners, including the expected delivery, operation and increase in operating hash rate from Bitcoin mining; the achievement of an aggregate operating hash power of 2,000 PH/s by the end of calendar 2021; the continued effects of the COVID-19 pandemic on logistics and the supply of miners from Asia; the continued utilization of cash flow to make opportunistic investments in next generation mining equipment that can provide positive gross mining margins; potential further improvements to profitability and efficiency across mining operations, summary content of the Company’s unaudited financial statements, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the newly purchased 6,400 Canaan AvalonMiner 1246 Miners may not be delivered or operation in the timeframe currently anticipated, or may not have a positive impact on the Company’s profitability; the Company may not achieve an aggregate operating hash power of 2,000 PH/s in the timeframe currently anticipated, or at all; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; and the Company’s actual results may be different from the unaudited results reported herein; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.